West Corporation 11808 Miracle Hills Drive Omaha, NE 68154-4403	800.542.1000 402.963.1200

July 19, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: H. Christopher Owings/Brigitte Lippman/Ronald E. Alper

Re:	West Corporation
Registration Statements on Form S-4 filed on
May 25, 2011, as amended June 29, 2011 and July 19, 2011
File No. 333-174487

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, West Corporation (the “Issuer”), hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective by 4:00 p.m. Eastern Daylight Time on July 20, 2011 or as soon as possible thereafter.

The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, in connection with our request for acceleration, we acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Brian Erb, Ropes & Gray LLP at (415) 315-6344 as soon as the Registration Statement has been declared effective.

Very truly yours,

WEST CORPORATION

By:	/s/ Paul M. Mendlik
Name:	Paul M. Mendlik
Title:	Chief Financial Officer and Treasurer